August 17, 2020

Via Edgar

Division of Corporation of Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FedNat Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed March 6, 2020

File No. 000-25001

Gentlemen and Ladies:

The purpose of this letter is to respond to your letter dated August 3, 2020 with respect to the above-referenced filing for FedNat Holding Company (referred to herein as the “Company,” “FNHC”, “we”, “us” or “our”). To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the comment stated in your letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Losses and Loss Adjustment Expenses, page 30

1.

We note your disclosure on pages 30 and 37 of the impacts of severe weather events in 2019, 2018 and 2017, and the 10.8 percentage point increase to 75.1% for 2019 to the net loss ratio as a result of the $52.7 million severe weather events. We also note the disclosure on page 11 that “The occurrence of claims from catastrophic events can result in substantial volatility in our results of operations or financial condition for any fiscal quarter or years as seen in 2019, 2018 and 2017” and “Florida, South Carolina and Texas, all states in which we write homeowners policies, experienced several significant hurricanes in 2019, 2018 and 2017.” Given the magnitude of catastrophe losses to your underwriting results, please provide us proposed revised disclosure, at both the aggregate insurance level and at the individual component businesses you disclose, to be included in future filings that:

•	Clearly discloses the amount of total catastrophe losses recorded;

•	Separately discloses the amounts recorded for each significant catastrophe;

•	Indicates how you identify an individual catastrophe as being significant; and

•	Separately discusses any significant prior period loss development.

Beginning with our second quarter 2020 Form 10-Q in the Losses and Loss Adjustment Expenses within the Management’s Discussion and Analysis (“MD&A”) section under “Results of Operations” we began enhancing our disclosures related to catastrophe losses. In future Form 10-Q and 10-K filings, we plan to further refine these disclosures. As an example, if such disclosures had been included in the MD&A section under “Results of Operations” on page 30 of our 2019 Form 10-K, the discussion would read as specified in “Proposed revisions to page 30” below.

Division of Corporation of Finance

August 17, 2020

Proposed revisions to page 30:

Losses and Loss Adjustment Expenses

Loss and LAE incurred, net of reinsurance, included the following for the periods presented:

	Year Ended December 31,
	2019		2018
	Amount	Net Loss Ratio	Amount	Net Loss Ratio
	(In thousands)
Current accident year, excluding catastrophes:
Homeowners	$207,808	57.1%	$189,567	53.4%
Non-core (1)	1,601	0.4%	10,066	2.8%

Total current accident year, excluding catastrophes	209,409	57.5%	199,633	56.2%

Current year catastrophes (2):
Florida	26,250	7.4%	27,500	7.8%
Texas	12,400	3.4%	—	0.0%
Louisiana	8,900	2.4%	—	0.0%
Other states	5,150	1.4%	4,000	1.1%

Total current year catastrophes	52,700	14.6%	31,500	8.9%

Prior year loss development (redundancy):
Homeowners	615	0.2%	(7,576)	-2.1%
Non-core (1)	12,845	3.5%	9,742	2.7%
Ceded losses subject to offsetting experience account adjustments (3)	(2,489)	-0.7%	(4,883)	-1.4%

Total prior year loss development (redundancy)	10,971	3.0%	(2,717)	-0.8%

Total net losses and LAE	$273,080	75.1%	$228,416	64.3%

(1)	Reflects exited lines of business.
(2)

Includes Property Claim Services (“PCS”) weather events and other events impacting multiple insureds for which the Company’s insurance carriers established catastrophe event codes. These catastrophe events are typically wind, hail and tornado related weather events. Any individual catastrophe event with gross losses greater than $20 million, on a pre-tax basis, are considered significant and specifically addressed in the commentary below.

(3)	Reflects homeowners losses ceded under retrospective reinsurance treaties to the extent there is an offsetting experience account adjustment, such that there is no impact on pre-tax net income (loss).

Losses and LAE increased $44.7 million, or 19.6%, to $273.1 million for the year ended December 31, 2019, as compared to $228.4 million for the year ended December 31, 2018. The net loss ratio increased 10.8 percentage points, to 75.1% in 2019, as compared to 64.3% in 2018. The higher ratio was primarily the result of higher catastrophe net losses when comparing the periods, as 2019 included $52.7 million, net of reinsurance (of which $26.5 million was from FNIC’s non-Florida losses that are subject to a 50% profit-sharing agreement), as compared to $31.5 million, net of reinsurance from 2018 catastrophe events, which is discussed below.

Also contributing to the higher loss ratio was prior year net development of $11.0 million during 2019, as compared to prior year net redundancy of $2.7 million in 2018. Additionally, we increased the current accident year loss and LAE selection for our homeowners Florida line of business in response to higher severity trends from AOB and the overall litigation environment in Florida. The 2019 prior year net development was driven by our non-core lines of business and attritional losses in our homeowners Florida line of business, partially offset by favorable net development from Hurricanes Irma and Michael. The 2018 prior year net redundancy was driven by favorable net development from Hurricane Irma and ceded losses related to the retrospective reinsurance treaties, mostly offset by unfavorable net development from our exited non-core lines of business in automobile and commercial general liability.

Division of Corporation of Finance

August 17, 2020

The 2019 $52.7 million in catastrophe net losses, including $18.7 million attributed to a single hail storm in Brevard County, Florida, was driven by a combination of a high number of hail and wind related events during the spring months in the southeastern part of the United States. By comparison, catastrophe net losses in 2018 totaled $31.5 million, including $23.0 million from the impact of Hurricane Michael.

Should you have any questions or further comments, please contact the undersigned at 954-308-1363.

Sincerely,

/s/ Ronald A. Jordan

Ronald A. Jordan

Chief Financial Officer

FedNat Holding Company

CC: Nina Gordon